Robert S. Kant
Tel 602.445.8302
Fax 602.445.8100
KantR@gtlaw.com
March 11, 2010

VIA FACSIMILE (202-772-9210) AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Stephani Bouvet
	Re:	Synaptics Incorporated
Form 10-K for Fiscal Year Ended June 30, 2009
Ladies and Gentlemen:
     On behalf of Synaptics Incorporated, a Delaware corporation (the “Company”), I am requesting that the Company be given until Monday, April 5, 2010 to respond to the Commission’s letter dated March 5, 2010 regarding the Company’s Form 10-K for the fiscal year ended June 30, 2009 because the Company’s Chief Financial Officer, Ms. Kathleen A. Bayless, is out of the country attending to Company business. Please respond to me regarding this request. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Robert S. Kant

Robert S. Kant

cc:	Thomas J. Tiernan, Synaptics Incorporated Kathleen A. Bayless, Synaptics Incorporated Kermit Nolan, Synaptics Incorporated
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